UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. November 22, 2013.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that on November 21, 2013 it held its third quarter 2013 earnings conference call. The following items were discussed by executive management as part of the conference call:

On Tuesday evening, we posted our results for the first nine months of 2013. Earnings for this period reached $398.1 million, a decrease from $507.4 million reported for the same period last year. Revenues totaled US$1,710.9 million, a decrease of 6.4% compared to US$1,828.2 million reported during the nine months of last year.

As you know, our results came in lower for the first nine months of 2013 than for the first nine months of 2012. Generally speaking, we saw significantly lower volumes in our chemical business lines such as lithium and iodine, and lower prices in both the potassium and SPN business lines. We were partially able to offset lower fertilizer prices with increased sales volumes in potassium chloride and potassium nitrate compared to the first nine months of last year. Additionally, we saw relatively stable iodine prices and increased lithium prices when compared to the same quarter of last year.

As mentioned in our press release on Tuesday, there has been a lot of noise, both good and bad, surrounding the potassium chloride market in the months following the announcement from Uralkali. During the third quarter, we saw price pressure on potassium chloride in various geographical markets, and will continue to monitor this trend. Brazil has become our main market, and currently accounts for about 35-40% of our potassium chloride sales volumes. However, we will continue to in whichever regions offer the best economic combination for the company. Our third quarter sales volumes were over 50% higher than sales volumes seen in the third quarter of 2012. We continue to believe that market demand is the most important indicator when assessing the potash market, and trust that total demand levels in 2014 will surpass this year’s levels. We remain confident about the long-term prospects of the potassium chloride market.

On the last earnings conference call, I said that we expected that lower prices of potash could have a moderate impact on the price scenarios in the potassium nitrate markets. This held true; potassium nitrate prices have remained relatively stable within an unstable and uncertain potash market. Prices for potassium nitrate are in the range of US$970-1000/MT, approximately US$40/MT less than prices seen in the previous year. The market for chlorine-free potassium based fertilizers remained healthy, and for this reason we saw sales volumes up for the first nine months of 2013 when compared to 2012.

In the iodine business, sales volumes were lower than expected, as competitors sold more volumes as a result of new capacity. With limited public information available from our competitors, we do not have a clear view on supply growth in the future. In addition to this new supply, demand growth in 2013 is expected to be around 2%, on the lower side of the 2-4% that we had originally anticipated. Prices for iodine today are between US$45-50/MT, and in our view recent higher prices have impacted demand. Looking towards the future, we still believe in the fundamentals behind the iodine market, and believe demand should grow.

Regarding lithium, our sales volumes are down for the first nine months of 2013 compared to 2012, but prices have crept up when compared to last year. Prices increased during negotiations at the end of 2013, which impacted volumes during the first six months of the year. However, demand has continued to grow and customers accepted these prices during the third quarter; our sales volumes in the third quarter were up close to 30% more than average sales volumes seen during the first half of 2013. Our participation in market, in relative terms will not increase. We believe this market to be stable; market growth is expected to be between 5-10% in 2013 compared to 2012.

In industrial chemicals, volumes are down as solar salt sales are expected to be approximately 100,000 tons less in 2013 than in 2012. However, we do see a peaked interest in the market, and expect sales volumes to return 2015; these estimations are based on current negotiations. We expect new contracts of approximately 100,000 MT during 2015, but few, if any during 2014. The long-term prospects in the solar salt market remain positive.

Recently, we teamed with a leading global management consultant in an effort to reduce costs company-wide. We are proud of the results we achieved as various initiatives were implemented at all levels of SQM, which we expect to result in a cost savings of about US$50 million next year. The company is moving in the right direction, reducing costs and improving its productivity.

Finally, our capital expenditure estimate for 2013 is US$400 million, down from previous estimates of US$500 million. We have become more strict in reviewing what is necessary in terms of capital expenditures. In addition, capital expenditure costs have declined as investment in mining projects in Chile has declined. Our depreciation is around US$220 million, and our maintenance capital expenditure costs are significantly less than that. Regarding the iodine project that is in our pipeline, we have received environmental approvals, and have completed the investments related to the water. We can move forward quickly with this expansion, but will not do it while we see oversupply in the market.

We are finalizing our capital expenditure plan for 2014, and will make this public after the Board of Directors has reviewed and approved it. It is anticipated that the amount will be significantly lower than the final amounts to be seen in 2013.

Apart from capital expenditures and opportunities related to expansions, we have also signed various agreements with different companies who are engaging in exploration within our mining assets in the north of Chile. Many of these agreements encompass a portion of northern Chile’s Iron-oxide-copper-gold belt, and could offer some diverse value in the future.

I have said it before, and will reiterate it this morning; for all of the major markets in which we sell, potassium chloride, potassium nitrate, lithium and iodine, we expect market demand to be greater in 2013 than in 2012. For this reason we are optimistic about the long-term fundamentals of the Company. We have access to abundant natural resources, and we will maintain our long-term management approach in all of our business lines. We remain focused on maximizing margins and shareholder value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: November 22, 2013

By: /s/ Ricardo Ramos

Chief Financial Officer & Business Development SVP

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